

07000655


SEC MAIL PROCESSING
RECEIVED
FEB 26 2007
WASH. D.C.
186
SECTION

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-45684

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2006 (MM/DD/YY) AND ENDING DECEMBER 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WALSH PARTNERS CAPITAL CORPORATION

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM ID. NO.
32301

44 ROMA LANE
(No. and Street)

READING (CITY) MA (state) 01867 (zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

KEVIN WALSH, PRESIDENT 1-617-921-4999 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Karll, Harvey CPA, P.C.
(NAME- IF INDIVIDUAL STATE LAST, FIRST, MIDDLE NAME)

41 Middle Street (Address) Newburyport (City) MA (State) 01950-2755 (ZIP Code)

CHECK ONE:
XX Certified Public Accountant
Public Accountant
Accountant not resident in United States or any of its possessions.

PROCESSED
APR 04 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY



**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kevin Walsh swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Walsh Partners Capital Corporation, as of December 31, 2006 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President WPCC

Title

Notary Public

This report** contains (check all applicable boxes):

X (a) Facing page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
(d) Statement of Changes in Financial Condition.
X (e) Statement of Changes in Stockholders' Equity, or Partners' or Sole Proprietor's Capital.
(f) Statement of Changes in Liabilities Subordinated to Claims, of Creditors.
X (g) Computation of Net Capital
(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
X (I) Information Relating to the Possession or control Requirements under Rule 15c3-3.
(j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
X (K) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X (l) An Oath or Affirmation
(m)A copy of the SIPC Supplemental Report.
X (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions, of this filing, see section 240.17d-5 (e)(3).*


CERTIFIED PUBLIC ACCOUNTANT
CPA

Harvey E. Karll CPA, P.C.

41 Middle Street
Newburyport, Massachusetts 01950
(978) 465-9512 Fax (978) 462-9043

Report on Internal Control Required By SEC Rule 17a-5 for a Broker-Dealer claiming an exemption From SEC Rule 15c3-3

Board of Directors
Walsh Partners Capital Corporation
Reading, MA

In planning and performing my audit of the financial statements of Walsh Partners Capital Corporation (the Company), for the year ended December 31, 2006, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debts) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are

executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives. In addition, the Company was in compliance with the exemptive provisions of Rule 15c3-3 at December 31, 2006 and further, no facts came to my attention indicating that the Company was not in compliance with such conditions during the year ended December 31, 2006.

This report is intended solely for the information and use of the Board of Directors, Management, the SEC, (Designated self-regulatory organization), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Harvey E Karll CPA, P.C.
Newburyport, MA
February 12, 2007

WALSH PARTNERS CAPITAL CORPORATION

AUDITED FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2006

WALSH PARTNERS CAPITAL CORPORATION
Year Ended December 31, 2006

Table of Contents


CERTIFIED PUBLIC ACCOUNTANT
CPA

Harvey E. Karll CPA, P.C.

41 Middle Street
Newburyport, Massachusetts 01950
(978) 465-9512 Fax (978) 462-9043

Kevin Walsh
Walsh Partners Capital Corporation
Reading, Massachusetts

INDEPENDENT AUDITORS' REPORT

I have audited the accompanying statement of financial condition of Walsh Partners Capital Corporation, as of December 31, 2006, and the related statements of income, changes in shareholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards, generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Walsh Partners Capital Corporation as of December 31, 2006 and the results of its operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Harvey E. Karll CPA, P.C.

Harvey E. Karll CPA, P.C.
February 12, 2007

WALSH PARTNERS CAPITAL CORPORATION
Statement of Financial Condition
December 31, 2006

Assets

Cash	$72,000
Fees Receivable	15,840
Prepaid Expenses	5,338
Office equipment at cost, less accumulated depreciation of $5,525	2,218
	$95,396

Liabilities and Shareholder's Equity

Liabilities:	
Credit Cards Payable	$ 1,068
Accrued Expenses	16,950
	18,018
Common Stock	14,700
Additional Paid in Capital	3,300
Retained Earnings	59,378
Total Shareholder's Equity	77,378
	$95,396

See Accountant's Report & Accompanying Notes

Walsh Partners Capital Corporation
Statement of Income
Twelve Months Ended December 31, 2006

	Year To Date
Income	
Fee Revenue	$ 388,435
Interest Income	1,048
Total Income	389,483
General & Administrative Exp. (See Schedule A)	402,078
Net Income (Loss) Before Income Taxes	(12,595)
State Income Tax	456
Net Income (Loss)	($ 13,051)

See Accountant's Report and Accompanying Notes

Walsh Partners Capital Corporation
Statement of Income
Twelve Months Ended December 31, 2006

	Year To Date
General & Administrative Exp.	
(Schedule A)	
Salaries	$ 60,000
Automobile Expense	2,301
Business Meals	3,602
Business Promotion	1,546
Consulting Services	282,743
Depreciation	1,189
Dues	3,704
Internet/Web Hosting	1,519
Insurance & Bonding	1,880
Insurance-Officers Life	5,318
Insurance-Disability	1,623
Insurance - LTC	2,599
Maintenance	2,880
Office Expenses	3,799
Professional Services	14,758
Regulatory Expense	319
Taxes Payroll	4,950
Telephone	2,918
Travel	4,430
Total G & A Expense	$ 402,078

See Accountant's Report and Accompanying Notes

WALSH PARTNERS CAPITAL CORPORATION
Statement of Changes in Shareholder's Equity
Year Ended December 31, 2006

	Paid In Capital	Common Stock	Accumulated Deficit	Retained Earnings	Total Stockholders Equity
Beginning Balance	$3,300	$14,700	$ ---	$ 72,549	$ 90,549
Shareholder Distributions				(120)	(120)
Net Profit(Loss)			---	(13,051)	(13,051)
	$3,300	$14,700	$ ---	$ 59,378	$ 77,378

See Accountant's Report and Accompanying Notes

Walsh Partners Capital Corporation
Statement of Cash Flows
Twelve Months Ended December 31, 2006

		Year To Date
Cash Provided from Operations		
Net Income (Loss)	($ 13,051)	
Adjustments		
Add:		
Depreciation	1,189	
Fees Receivable	92,160	
Less:		
Prepaid Expenses	(468)	
Credit Cards Payable	(696)	
Accrued Expenses	(85,567)	
Cash from Operations		(6,433)
Cash Flows - Invested		
Investing Cash Flows		0
Cash Flows - Financing		
Shareholder Distribution	(120)	
Financing Cash Flows		(120)
Cash Increase (Decrease)		(6,553)
Cash - Beginning of Year		
Cash - Checking	57,903	
Cash-Money Market	20,650	
Total Beginning of Year		78,553
Cash on Statement Date		$ 72,000

See Accountant's Report and Accompanying Notes

WALSH PARTNERS CAPITAL CORPORATION
Notes to Financial Statements
For the Year Ended December 31, 2006

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Walsh Partners Capital Corporation, (the Company) is a registered broker-dealer under the provisions of the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers ("NASD") and National Futures Association. The Company does not carry security accounts for customers or perform custodial functions related to customer securities.

The Company acts as a marketing representative for several venture capital limited partnerships and markets the limited partnership interests to institutional investors. The Company's agreements vary but generally provide for the Company to receive its commission when the funds are received by the limited partnership. It is the Company's policy to recognize the commission income when funds have been transferred to the limited partnership.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts, which, at times, may be in excess of the federally insured limits. Accounts are guaranteed by the Federal Deposit Insurance Corporation ("FDIC") up to $100,000. At December 31, 2006 the company had nothing in excess of FDIC insured limits. The company has not experienced any losses in such accounts.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Cash and Cash Equivalents

The Company has defined cash and cash equivalents as money market funds and highly liquid investments with original maturities of ninety days or less that are not held for sale in the ordinary course of business.

Fair Value of Financial Statements

The company's financial statements are cash and cash equivalents, and accrued expenses. The recorded values of the cash and cash equivalents, and accrued expenses approximate their fair values based on their short-term nature.

Income Taxes

The Company has elected to be treated as an "S" Corporation for income tax purposes and the shareholder has consented to include the Company's income or loss on his individual income tax return. Accordingly, no provision has been made for federal or state income taxes.

Fees Receivable

Fees receivable represent commissions earned not yet received. On a periodic basis, the Company evaluates its receivables for collectibility, and if necessary, establishes an allowance for doubtful accounts based on past experience and current credit conditions. At December 31, 2006, no such allowance was deemed necessary. The Company does not accrue interest on accounts receivable.

Equipment

Equipment is recorded at cost and depreciated over the estimated useful lives of the assets, which vary from 5 to 7 years, using the straight-line method. When assets are retired or disposed of, the assets and related allowances for depreciation are eliminated from the accounts and any resulting gain or loss is reflected in income. Accumulated depreciation at December 31, 2006 was $5,525, 2006 depreciation was $1,189.

2. INVESTMENTS

The Company has non-controlling investment interest in the general partner of a limited partnership whose purpose is to achieve a superior long-term return for its partners. The Company previously recognized an other than temporary impairment in the value of this investment and wrote the carrying amount down to zero.

3. TREASURY STOCK

In 2004, The Commonwealth of Massachusetts enacted the Massachusetts Business Corporation Act (the "MBCA") under which the concept of treasury shares has been eliminated for Massachusetts corporations. As a result of the MBCA, twenty shares of the Company's Class B common stock previously held as treasury stock have been reclassified as unissued shares.

NOTE 4 - MAJOR CUSTOMERS

The Company received 100% of its revenue from a single customer during the year ended December 31, 2006.

NOTE 5 - PROFIT SHARING PLAN

The Company has adopted the profit sharing plan of an affiliate as a participating employer for the benefit of eligible employees. The plan provides that the Company shall make contributions that the Board of Directors shall determine on or before December 31st of each year. The contribution each year shall in no event exceed the maximum allowable under applicable provisions of the Internal Revenue Code. No contributions were made or were payable for the year ended December 31, 2006.

NOTE 6 - NET CAPITAL

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital of $45,000 and the ratio of aggregate indebtedness to net capital must be less than 15 to 1, as defined under such provisions. At December 31, 2006, the Company had net capital of $68,784, exceeding the minimum net capital requirement by $23,784. At December 31, 2006, the Company had a ratio of aggregate indebtedness to net capital of 0.26 to 1.

WALSH PARTNERS CAPITAL CORPORATION
Computation of Net Capital Pursuant to SEC Rule 15c3-1
December 31, 2006

Schedule I

Total Stockholder's Equity		$77,378
Less: Non-Allowable Assets	$7,556	
Haircut-Money Market Fund	1,038	8,594
Net Capital		68,784
Less: Capital Requirement		45,000
Excess Net Capital		$23,784
Aggregate Indebtedness		$18,018
Ratio of Aggregate Indebtedness To Net Capital		0.26 to 1

See Accountant's Report and Accompanying Notes

WALSH PARTNERS CAPITAL CORPORATION
Reconciliation of Audited vs. Unaudited Net Capital
December 31, 2006

Schedule II

Net Capital - As reported on Part IIA Focus	$59,408
Year-end audit adjustments	9,376
Audited net capital, as above	$68,784

See Accountant's Report and Accompanying Notes

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA
BROKER OR DEALER Walsh Partners Capital Corporation as of 12/31/06
EXEMPTIVE PROVISION UNDER RULE 15c3-3

If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based:

A. (k) (1)—Limited business (mutual funds and/or variable annuities only) [4550]

B. (k) (2)(i)—"Special Account for the Exclusive Benefit of customers" maintained x [4560]

C. (k) (2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis [4570]

Name of clearing firm(s)

Clearing Firm SEC#s	Name	Product Code
8-______ [4335A]	______ [4335A2]	______ [4335B]
8-______ [4335C]	______ [4335C2]	______ [4335D]
8-______ [4335E]	______ [4335E2]	______ [4335F]
8-______ [4335G]	______ [4335G2]	______ [4335H]
8-______ [4335I]	______ [4335I2]	______ [4335I]

D. (k) (3) Exempted by order of the Commission [4580]

See Accountant's Report and Accompanying Notes

END